Exhibit 99.10

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Thomas FELL
Tel.: 33 (1) 47 44 47 57

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel: 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel.: 33 (1) 47 44 51 04

Sarah WACHTER
Tel.: 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel.: 33 (1) 47 44 48 00

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

FOR IMMEDIATE RELEASE

May 6, 2003 General Meeting

TOTAL FINA ELF becomes TOTAL

8% dividend increase
Pursued growth policy

Paris — May 6, 2003 — At the Combined General Meeting, held on May 6, 2003 under the Chairmanship of CEO Thierry Desmarest, TotalFinaElf shareholders approved all the proposed resolutions supported by the Board of Directors.

During his address, Thierry Desmarest said :

« In 2002, TotalFinaElf distinguished itself as one of the most dynamic and best performing players in the global oil industry. In a challenging international context, with an economic downturn in Europe and severe conditions in some countries in Latin America, the Group has continued to deliver sustained and profitable growth. Despite the generally less favourable 2002 environment, TotalFinaElf performed well, partially offsetting the impact of the downturn thanks largely to a record level 10% increase in hydrocarbon production, more than twice the rate of the other oil majors, and to the ongoing implementation of synergy and productivity programs (...)

In the light of the current international situation, I would like to address the company’s position in the Middle East. TotalFinaElf is very active in this part of the world, which is the most important in terms of oil production and reserves, and our intention is to keep growing there. Our interest in Iraq is longstanding and intact. However, we have not signed any contracts or agreements because, as you are aware, TotalFinaElf scrupulously abides by international laws. In the upcoming reconstruction and subsequent development of Iraq, certainly I would expect an open and transparent bidding process for oil contracts as we would expect to see anywhere else in the world (...)

In 2003, TotalFinaElf maintains an investment program of 8.7 billion euros with priority given to Upstream growth. The target for hydrocarbon production is to average 5% growth per year through 2007 (...)

In the first quarter of 2003, TotalFinaElf reported a 49% increase in net income. Higher oil prices and a sharp rebound in European refining margins fueled the earnings increase, more than offsetting the impacts of the falling dollar and continued weakness in Chemicals. The positive quarterly comparison also reflects the benefits from ongoing self-help programs, particularly oil and gas production growth, which was 5% (...)

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: 33 (1) 47 44 68 21

Catherine ENCK
Tel. 33 (1) 47 44 37 76

Thomas FELL
Tel.: 33 (1) 47 44 47 57

Patricia MARIE
Tel. 33 (1) 47 44 45 90

Paul FLOREN
Tel.: 33 (1) 47 44 45 91

Christine de CHAMPEAUX
Tel: 33 (1) 47 44 47 49

Laurence FRANCISCO
Tel.: 33 (1) 47 44 51 04

Sarah WACHTER
Tel.: 33 (1) 47 44 42 30

Sophie LE CONG NEN-ALIOT
Tel.: 33 (1) 47 44 48 00

Isabelle CABROL
Tel.: 33 (1) 47 44 64 24

Charles-Edouard ANFRAY
Tel.: 33 (1) 47 44 65 55

Franklin BOITIER
Tel.: 33 (1) 47 44 59 81

TOTAL FINA ELF S.A.
Capital 6 871 905 100 euros
542 051 180 R.C.S. Nanterre

Among the proposed resolutions at this Meeting is the change of the Company’s name from « TOTAL FINA ELF S.A. » to « TOTAL S.A. ». The success of the merger enables us to change from TotalFinaElf, which was created to bring together the teams, to a simple and clear name that reflects the new Group that Total is today (...)

To face the challenges of what is now defined as sustainable development, we have decided first to do and only then to let know what we are doing. Therefore the first Corporate and Social Responsibility report of the new Group has been handed to you today. This report reflects our concern for assessment, information and openness ; it incorporates ambitious objectives for the coming years. As an example, the Exploration-Production business has committed itself to reduce greenhouse gases emissions per ton of operated production by 30% between 1990 and 2005, from the 20% announced in 2001. Sustainable development, social and environmental responsibility and the commitments of a company towards society are serious issues to be addressed at a Shareholders General Meeting. It would be of little interest for a company to achieve good profitability without ensuring its future, in particular by :

•	Managing its finite resource base,

•	Ensuring that industrial processes are reliable, secure and environmentally friendly,

•	Successfully managing peaceful cultural integration by respecting the expectations of the local people.

It is my responsibility and that of all the teams to make the Group join the companies which will successfully meet these challenges. »

During the Meeting, the 2002 accounts were approved, as was the payment of a cash dividend of 4.10 euros per share for 2002, an increase of 8% from last year, to which a tax credit will be added in accordance with the regulations in force. The ex-dividend date for the                     shares will be May 16, 2003 and payment will occur from that date.

In addition, the following resolutions were approved at the General Meeting:

•	Change of the Company’s name from « TOTAL FINA ELF S.A. » to « TOTAL S.A. » ; the new visual identity of the Group was subsequently presented at the Meeting,

•	Term renewals for the following Directors for a period of three years: Mrs Anne Lauvergeon, Mr Daniel Bouton, Mr Bertrand Collomb, Mr Jacques Friedmann, Mr Antoine Jeancourt-Galignani, Mr Michel Pébereau, Mr Jürgen Sarrazin and Mr Pierre Vaillaud,

•	Ratification of the appointment of Mr Maurice Lippens, as Director, for the period remaining until the end of the Shareholder’s Meeting called to approve the financial statements for the 2004 fiscal year,

•	Authorization for the Board of Directors to trade the Company’s share, pursuant to the provisions of Article L. 225-209 of the French Code of Commerce,

•	Amendment of Articles of Incorporation to allow for the appointment of a Director who is an employee shareholder.